Exhibit 99.1
Itaú CorpBanca

1st Quarter of 2016

Management Discussion & Analysis

Itaú CorpBanca

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Itaú CorpBanca	2

Itaú CorpBanca Announces

First Quarter 2016 Financial Report

Santiago, Chile, May 13, 2016. ITAÚ CORPBANCA (NYSE:ITCB; SSE: ITAUCORP) announced today its financial results for the first quarter ended March 31, 2016. Itaú CorpBanca is the entity resulting from the merger of Banco Itaú Chile (BIC) with and into CorpBanca on April 1, 2016. After the merger, the surviving entity's name changed to "Itaú CorpBanca". The legal acquisition of BIC by CorpBanca is deemed a reverse acquisition pursuant to standard No. 3 of the International Financial Reporting Standards (or IFRS). BIC (the legal acquiree) is considered the accounting acquirer and CorpBanca (the legal acquirer) is considered the accounting acquiree for accounting purposes. In this context, CorpBanca's 1Q 2016's results presented here will not be part of Itaú CorpBanca's historical financial results, because BIC is deemed to be the predecessor entity.

In light of the foregoing, this report is based on both CorpBanca's and BIC's unaudited financial statements prepared in accordance with the Compendium of Accounting Norms of the Superintendence of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or the SBIF) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP) which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary by the SBIF. Based on this and for the purposes of analysis, we have prepared a pro forma for balance sheet but not for results since CorpBanca's 1Q 2016's results presented here will not be part of Itaú CorpBanca 2016's results but part of the equity of the merged bank.

Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our internal exchange rate as of March 31, 2016 of Ch$667.08 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the SBIF. Additionally "Year over Year" (YoY) states for the comparison between 1Q 2016 and 1Q 2015 and "Quarter over Quarter" (QoQ) states for the comparison between 1Q 2016 and 4Q 2015;

CorpBanca Financial Highlights

In 1Q 2016, Net Income attributable to shareholders totalled Ch$26.1 billion (-Ch$0.08 per share or US$0.17 per ADR), decreasing YoY and QoQ. Increase in provisions for loan losses due to downgrades of corporate clients in the energy sector both in Chile and Colombia and new regulatory requirements for standard credit-provisioning model on residential mortgage; a negative translation effect of the Colombian peso (COP) to Ch$ of our Colombian subsidiary and the negative impact of higher monetary policy interest rates both in Chile and Colombia are the main drivers for the first quarter losses.

Total loans[1] reached Ch$14.6 trillion as of March 31, 2016, increasing 1.2% YoY and decreasing 1.6% QoQ. This trend is highly impacted by the negative translation effect COP/Ch$. When considered the portfolios of Chile and Colombia separately in each local currency, total loans in Chile increased 2.7% YoY and decreased 1.5% QoQ and total loans in Colombia decreased 1.5% YoY and 1.8% QoQ. Last quarters have shown a slower pace, though the strategy has been to focus only in segments with a higher risk-adjusted profitability.

Net operating profit before loan losses decreased by 29.6% YoY and by 35.0% QoQ. In 1Q 2016 we achieved an annualized net interest margin (NIM) of 3.19%, higher than the 3.09% in 1Q 2015 and lower than 3.74% in 4Q 2015. This decrease in NIM is mainly the result of the aforementioned devaluation of the COP and negative impacts of a higher monetary interest rate policy both in Chile and Colombia. This lower NIM along with a mild commercial activity of our Chilean distribution desk with a lower benefit from regular loan portfolios sales impacted our Net operating profit before loan losses.

Net provisions for loan losses increased by 163.2% YoY and 149.9% QoQ, mainly as the result of the downgrade of corporate clients in the energy sector, including gas&oil, both in Chile and Colombia.

Total operating expenses increased less than inflation YoY (4.1%) and decreased by 16.3% QoQ. This decrease is mainly due to the Ch$21.8 billion fine imposed by the SBIF in 4Q 2015 and also pre-merger expenses and special bonuses of the period.

BIC Financial Highlights

In 1Q 2016, Net Income attributable to shareholders totalled Ch$6.1 billion (Ch$2,863 per share), decreasing by 56.1% YoY and by 83.7%QoQ. Increase in provisions for loan losses due to new regulatory requirements for standard credit-provisioning model on residential mortgage loans and lower treasury gains.

Total loans[2] reached Ch$6.9 trillion as of March 31, 2016, increasing 10.6% YoY and 0.7% QoQ.

Net operating profit before loan losses decreased by 3.9% YoY and by 23.9% QoQ. In 1Q 2016 we achieved an annualized net interest margin (NIM) of 2.89%, higher than the 2.71% in 1Q 2015 and than 2.81% in 4Q 2015. This increase in NIM is mainly the result of a higher variation in the quarter of the Unidad de Fomento (indexed unit of account, "UF").

Net provisions for loan losses increased by 40.2% YoY and 81.7% QoQ, mainly as a result of new regulatory requirements for standard credit-provisioning model on residential mortgage.

Total operating expenses increased by 8.3% YoY and by 7.5% QoQ. This increase is mainly due to the increase in bonuses and severances.

1 Excludes interbank and contingent loans.
2 Excludes interbank and contingent loans.

Itaú CorpBanca	3

Management Discussion & Analysis	Executive Summary

I) Consolidated Financial Performance Review
The following table sets forth the components of CorpBanca's and BIC's consolidated net income for the quarters ended March 31, 2016 and 2015 and December 31, 2015.
The negative shareholders' net income in CorpBanca is mainly explained by higher provisions for loan losses both in Chile and Colombia. The lower net operating profit before loan losses primarily due to negative impact in fiscal hedge due to the appreciation of the Ch$ against the US$ as well as lower fees on structured corporate loan due to economic slowdown is partly offset by lower income tax expense.

CorpBanca Quarterly Consolidated Income Statements (unaudited)
	Quarter			Change (%)
(Expressed in million of Chilean peso)	1Q16	4Q15	1Q15	1Q16/1Q15	1Q16/4Q15
Net interest income	134,746	158,564	125,202	7.6%	-15.0%
Net fee and commission income	28,960	41,528	36,579	-20.8%	-30.3%
Net total financial transactions(1)	(4,764)	35,487	49,735	-	-
Other operating income, net	(3,948)	2,789	8,559	-	-
Net operating profit before loan losses	154,994	238,368	220,075	-29.6%	-35.0%
Provision for loan losses(2)	(102,575)	(41,044)	(38,970)	163.2%	149.9%
Net operating profit	52,419	197,324	181,105	-71.1%	-73.4%
Operating expenses	(117,244)	(139,999)	(112,580)	4.1%	-16.3%
Operating income	(64,825)	57,325	68,525	-	-
Income from investments in other companies	518	22	907	-42.9%	2254.5%
Income before taxes	(64,307)	57,347	69,432	-	-
Income tax expense	38,499	(10,289)	(22,239)	-	-
Net income	(25,808)	47,058	47,193	-	-
Minority interest	(259)	(4,111)	(7,504)	-96.5%	-93.7%
Net income attributable to shareholders	(26,067)	42,947	39,689	-	-
(1) Includes Net income from financial operations and Net foreign exchange profit (loss); (2) Includes provision for contingent loans.

The negative shareholders' net income in BIC is mainly explained by lower treasury gains and by the increase in provisions for loan losses due to new regulatory requirements for standard credit-provisioning model on residential mortgage loans.

BIC Quarterly Consolidated Income Statements (unaudited)
	Quarter			Change (%)
(Expressed in million of Chilean peso)	1Q16	4Q15	1Q15	1Q16/1Q15	1Q16/4Q15
Net interest income	53,349	51,560	46,456	14.8%	3.5%
Net fee and commission income	15,067	18,098	19,098	-21.1%	-16.7%
Net total financial transactions(1)	2,702	23,401	7,771	-65.2%	-88.5%
Other operating income, net	(2,425)	(2,738)	(1,852)	30.9%	-11.4%
Net operating profit before loan losses	68,693	90,321	71,473	-3.9%	-23.9%
Provision for loan losses(2)	(14,644)	(8,059)	(10,443)	40.2%	81.7%
Net operating profit	54,049	82,262	61,030	-11.4%	-34.3%
Operating expenses	(46,950)	(43,681)	(43,368)	8.3%	7.5%
Operating income	7,099	38,581	17,662	-59.8%	-81.6%
Income from investments in other companies	-	32	12	-100.0%	-100.0%
Income before taxes	7,099	38,613	17,674	-59.8%	-81.6%
Income tax expense	(959)	(906)	(3,683)	-74.0%	5.8%
Net income	6,140	37,707	13,991	-56.1%	-83.7%
Minority interest	(2)	(2)	(2)	0.0%	0.0%
Net income attributable to shareholders	6,138	37,705	13,989	-56.1%	-83.7%
(1) Includes Net income from financial operations and Net foreign exchange profit (loss); (2) Includes provision for contingent loans.

II) Unconsolidated Financial Performance Review: Chile and Colombia
The following table presents CorpBanca's results in Chile and Colombia separately for 1Q 2016. The financial results of CorpBanca Chile include some expenses associated with our Colombian operations which have to be excluded from our Chile's book in order to observe Chile's stand-alone results. For these purposes, we have made two adjustments, namely: (i) amortization of the intangible assets generated in the Banco Santander Colombia's

Itaú CorpBanca	4

Management Discussion & Analysis	Executive Summary

acquisition that affected operating expenses in Chile; and (ii) the impact of our fiscal hedge3, which is a consequence of a management's decision to hedge the impact of the volatility of the US$/Ch$ exchange rate in the net income attributable to shareholders, through its effect on taxable income related to the revaluation/devaluation of our taxable investment in Colombia.
The adjusted 1Q 2016 results present, in our opinion, the closest approximation of CorpBanca Chilean operation on a stand-alone basis:

	1Q16 Financial Statements						1Q 2016 Chile Adjusted Financial Statements
				Change (%) 1Q16/1Q15				Change (%)
(Expressed in million of Chilean peso)	Consolidated	Chile	Colombia	Chile	Colombia	Adjustments		1Q16/ 1Q15	1Q16/ 4Q15

Net interest income	134,746	76,643	58,103	-15.3%	-14.7%	-	76,642	12.3%	-19.4%
Net fee and commission income	28,960	16,335	12,625	-44.8%	5.6%	-	16,335	-28.6%	-44.8%
Total financial transactions, net(1)	(4,764)	(20,859)	16,095	-	-45.0%	21,615	756	-95.2%	-77.1%
Other operating income, net	(3,948)	(3,570)	(378)	-	-41.9%	1	(3,569)	96.5%	-
Net operating profit before loan losses	154,994	68,549	86,445	-47.1%	-20.5%	21,615	90,164	-14.2%	-31.4%
Provision for loan losses(2)	(102,575)	(62,511)	(40,064)	1739.1%	6.4%	-	(62,511)	440.8%	1739.1%
Net operating profit	52,419	6,038	46,381	-95.2%	-34.7%	21,615	27,653	-70.4%	-78.4%
Operating expenses(3)	(117,244)	(71,972)	(45,272)	-18.1%	-13.1%	2,609	(69,363)	22.3%	-18.6%
Operating income	(64,825)	(65,934)	1,109	-	-94.2%	24,224	(41,710)	-	-
Income from investments in other companies	518	2	516	-90.9%	-	-	2	100.0%	-90.9%
Income before taxes	(64,307)	(65,932)	1,625	-	-91.4%	24,224	(41,708)	-	-
Income tax expense	38,499	39,030	(531)	-	-91.6%	(19,129)	19,901	-	-
Net income	(25,808)	(26,902)	1,094	-	-91.3%	5,095	(21,807)	-	-
Net income attributable to shareholders	(26,067)	(26,767)	700	-	-91.6%	5,095	(21,672)	-	-

Efficiency Ratio	75.6%	105.0%	52.4%				73.2%
 (1) Includes Net income from financial operations and Net foreign exchange profit (loss); (2) Includes Provision for contingent loans.
These adjustments to the Chilean operation to present it on a stand-alone basis are related to:
i.	Ch$21.6 billion of fiscal hedge in US$.
ii.	Ch$2.6 billion of intangible assets amortization and integration costs in Colombia.
Taking into account these factors, our estimated result for our stand-alone operation in Chile is -Ch$21.7 billion of Net Income in 1Q 2016.

Consolidated Net Interest Income
In 1Q 2016 CorpBanca net interest income totalled Ch$134.7 billion, increasing 7.6% YoY and decreasing 15.0% QoQ.
The YoY increase was mainly the result of a higher quarterly UF variation in Chile (+0.71% in 1Q 2016 vs. -0.02% in 1Q 2015).
The QoQ decrease was due to a negative translation effect COP/Ch$4 of our Colombian subsidiary (Ch$0.2222 per 1COP in 1Q 2016 vs. Ch$0.2266 per 1COP in 4Q 2015) as well as a lower UF variation (+0.71% in 1Q 2016 vs. +1.45% in 4Q 2015). When considered the net interest income of CorpBanca Colombia in its local currency under Chilean GAAP, it increased 12.9% YoY.
The aforementioned factors negatively impacted our net interest margin (net interest income divided by average interest- earning assets), that decreased to 3.19% in 1Q 2016 from 3.74% in 4Q 2015.
The gap between assets and liabilities indexed to the UF was approximately Ch$980.8 billion in 1Q 2016, resulting in an impact of Ch$9.8 billion for each 100 bp of variation of the UF. This quarterly impact has maintained stable between Ch$7.0 billion and Ch$9.0 billion in the last 12-month (LTM).

3 For tax purposes, the "Servicio de Impuestos Internos" (Chilean IRSInternal Revenue Service (Servicio de Impuestos Internos) considers that our investment in Colombia is denominated in US dollar. As we have to translate the valuation of this investment from US dollar to Chilean peso in our book each month, the volatility of the exchange rate generates a significant impact on the net income attributable to shareholders. In order to limit that effect, the management decided to hedge it with a derivative that has to be analyzed along with income tax expenses.
4 Consolidated financial statements for CorpBanca use the Chilean peso as functional currency. CorpBanca Colombia financial statements are translated from Colombian peso to Chilean peso for consolidation purposes, being only the exchange rate variation in its income statement accounts reflected in Year to Date (YTD) results. CorpBanca has decided not to hedge this translation risk effect in profit and loss statement (P&L) as long as net income from Colombian operations is retained as primarily source of capitalization. Since we have decided to retain earnings to support future grow in Colombia, an FX hedge for financial statement balances is not efficient as it would be if there were a cash flow coming from our Colombian subsidiary. CorpBanca's management revaluates this strategy on an annual basis.

Itaú CorpBanca	5

Management Discussion & Analysis	Executive Summary

Consolidated Fee and Commission from Services

CorpBanca Fee and Commission from Services	Quarter			Change (%)
(Expressed in million of Chilean peso)	1Q16	4Q15	1Q15	1Q16/1Q15	1Q16/4Q15
Banking services(*)	24,125	29,049	25,023	-3.6%	-17.0%
Securities brokerage services	93	153	177	-47.2%	-39.2%
Mutual fund management	1,625	1,982	1,854	-12.4%	-18.0%
Insurance brokerage	2,614	2,979	2,433	7.4%	-12.2%
Financial advisory services	39	6,737	6,610	-99.4%	-99.4%
Legal advisory services	465	628	482	-3.5%	-26.0%
Net fee and commission income	28,960	41,528	36,579	-20.8%	-30.3%
(*) Includes consolidation adjustments.

BIC Fee and Commission from Services	Quarter			Change (%)
(Expressed in million of Chilean peso)	1Q16	4Q15	1Q15	1Q16/1Q15	1Q16/4Q15
Banking services(*)	9,634	12,346	13,742	-29.9%	-22.0%
Securities brokerage services	630	630	567	11.1%	-0.1%
Mutual fund management	2,423	2,647	2,666	-9.1%	-8.5%
Insurance brokerage	2,381	2,475	2,123	12.2%	-3.8%
Financial advisory services				-	-
Legal advisory services				-	-
Net fee and commission income	15,067	18,098	19,098	-21.1%	-16.7%
(*) Includes consolidation adjustments.
In 1Q 2016 CorpBanca and BIC net fee and commission income decreased by 20.8% YoY and 30.3% QoQ the former and by 21.1% YoY and 16.7% the latter.
These trends are explained by lower fees on high complexity structuring project finance and to loans syndication structured in CorpBanca and lower investment banking and corporate credit structuring fees both due to economic slowdown.

Consolidated Net Total Financial Transactions

CorpBanca Consolidated Net Total Financial Transactions	Quarter			Change (%)
(Expressed in million of Chilean peso)	1Q16	4Q15	1Q15	1Q16/1Q15	1Q16/4Q15
Trading and investment income:
Trading investments*	13,723	11,355	7,203	90.5%	20.9%
Trading financial derivatives contracts	(59,333)	83,354	46,103	-	-
Other	169	870	14,222	-98.8%	-80.6%
Net income from financial operations	(45,441)	95,579	67,528	-	-

Foreign exchange profit (loss), net	40,677	(60,092)	(17,793)	-	-

Net total financial transactions result	(4,764)	35,487	49,735	-	-
* Market risk exposure related to proprietary trading investment is strongly limited.

BIC Consolidated Net Total Financial Transactions	Quarter			Change (%)
(Expressed in million of Chilean peso)	1Q16	4Q15	1Q15	1Q16/1Q15	1Q16/4Q15
Trading and investment income:
Trading investments*	264	838	101	161.4%	-68.5%
Trading financial derivatives contracts	6,818	(1,607)	(12,625)	-	-
Other	379	14,577	1,185	-68.0%	-97.4%
Net income from financial operations	7,461	13,808	(11,339)	-	-46.0%

Foreign exchange profit (loss), net	(4,759)	9,593	19,110	-	-

Net total financial transactions result	2,702	23,401	7,771	-65.2%	-88.5%
* Market risk exposure related to proprietary trading investment is strongly limited.

Itaú CorpBanca	6

Management Discussion & Analysis	Executive Summary

In 1Q 2016 net total financial transactions result in CorpBanca was Ch$4.8 billion, decreasing YoY and QoQ impacted by the appreciation of Ch$ in the fiscal hedge which is offset by lower income tax expense. In BIC, net total financial transactions result was Ch$2.7 billion in 1Q 2016, decreasing by 65.2% YoY and by 88.5% QoQ impacted by lower treasury gains.

Consolidated Provisions for Loan Losses (for Commercial and Retail Loans) (1)

CorpBanca Consolidated Provisions for Loan Losses	Quarter			Change (%)
(Expressed in million of Chilean peso)	1Q16	4Q15	1Q15	1Q16/1Q15	1Q16/4Q15
Commercial, net of loan loss recoveries	(66,876)	(28,389)	(25,788)	159.3%	135.6%
Residential mortgage, net of loan loss recoveries	(6,204)	(561)	3,904	-	1005.9%
Consumer, net of loan loss recoveries	(15,059)	(12,431)	(16,644)	-9.5%	21.1%
Others	112	67	(99)	-	67.2%
Net provisions for loan losses	(88,027)	(41,314)	(38,627)	127.9%	113.1%
(1) Excludes provisions for Contingent loans.

BIC Consolidated Provisions for Loan Losses	Quarter			Change (%)
(Expressed in million of Chilean peso)	1Q16	4Q15	1Q15	1Q16/1Q15	1Q16/4Q15
Commercial, net of loan loss recoveries	(66,876)	(28,389)	(25,788)	159.3%	135.6%
Residential mortgage, net of loan loss recoveries	(6,204)	(561)	3,904	-	1005.9%
Consumer, net of loan loss recoveries	(15,059)	(12,431)	(16,644)	-9.5%	21.1%
Others	112	67	(99)	-	67.2%
Net provisions for loan losses	(88,027)	(41,314)	(38,627)	127.9%	113.1%
(1) Excludes provisions for Contingent loans.
Net provisions for loan losses in CorpBanca increased 127.9% YoY and 113.1% QoQ. The decrease was mainly due to downgrades of corporate clients in the energy sector both in Chile and Colombia and new regulatory requirements for standard credit-provisioning model on residential mortgage loans in Chile.
Net provisions for loan losses in BIC increased 27.2% YoY and 33.6% QoQ mainly driven by new regulatory requirements for standard credit-provisioning model on residential mortgage loans.
Under IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", 4Q 2015 provisions for loan losses in CorpBanca and BIC did not include provisions related to the new SBIF's standard credit-provisioning model for residential mortgage loans that is effective in Chile since January 2016. Accordingly to a "change in accounting estimate" under IFRS the impacts have to be recognized prospectively and directly in the P&L of the period in which they apply. Therefore, the new regulation impacted as a one-timer expense in January 2016 for approximately Ch$4.9 billion in CorpBanca that management estimates will be reduced to half by the end of 2016 and in BIC, Ch$3.2 billion.
The chart below illustrates CorpBanca consolidated total loan loss allowances / total loans ratio and BIC total loan loss allowances / total loans ratio compare to the industry average in Chile.

It is important to note that the regulatory criterion that we have to follow for the Colombian loan portfolio for consolidation purposes only is to apply the most conservative provisioning rule between Chile and Colombia. This results in higher reserves in Chile for the Colombian portfolio, which are even higher than the expected incurred loss for our Colombian portfolio. Quarterly impacts of this regulatory criterion are enhanced when changes in provisions for loan losses under Colombian regulation are more conservative than under Chilean regulation.
According to the SBIF CorpBanca has maintained, in its Chilean operations, one of the lowest credit risk indices (total loan loss allowances / total loans) in the Chilean banking industry over the past five years, consistent with one of CorpBanca core pillars related to high quality loan portfolio.
The following chart compares CorpBanca and BIC consolidated non-performing loan (NPL) ratio with the industry's average in Chile. CorpBanca´s high asset quality was maintained following the acquisition of Banco Santander Colombia in May 2012 and Helm Bank in August 2013.

Itaú CorpBanca	7

Management Discussion & Analysis	Executive Summary

*	According to SBIF criteria for NPLs statistics, prior to October 2015, statistics for NPLs were presented on an unconsolidated basis, though they did not include local nor foreign subsidiaries' NPLs. Nevertheless, CorpBanca did include in its reports NPLs for CorpBanca Colombia using the same criteria, i.e., on an unconsolidated basis (only the banks in Chile and Colombia). These SBIF criteria changed in October 2015, though since 4Q 2015 statistics for NPLs are presented on a consolidated basis. In this context, also since 4Q 2015, CorpBanca's NPLs not only include CorpBanca Colombia's NPLs but also our New York Branch, Helm Bank Panamá and other local subsidiaries' NPLs when applicable. Therefore, 4Q 2015 NPLs and NPL ratios for CorpBanca and the Chilean Banking Industry are not fully comparable to prior quarter.
For a country breakdown, see "Section VIII.1", page 2.

Consolidated Operating Expenses

CorpBanca Consolidated Operating Expenses	Quarter			Change (%)
(Expressed in million of Chilean peso)	1Q16	4Q15	1Q15	1Q16/1Q15	1Q16/4Q15
Personnel salaries and expenses	50,146	50,603	50,202	-0.1%	-0.9%
Administrative expenses	56,962	78,610	51,561	10.5%	-27.5%
Depreciation and amortization	10,119	10,672	10,806	-6.4%	-5.2%
Impairment	17	114	11	54.5%	-85.1%
Operating expenses	117,244	139,999	112,580	4.1%	-16.3%

BIC Consolidated Operating Expenses	Quarter			Change (%)
(Expressed in million of Chilean peso)	1Q16	4Q15	1Q15	1Q16/1Q15	1Q16/4Q15
Personnel salaries and expenses	22,168	25,447	18,754	18.2%	-12.9%
Administrative expenses	21,939	15,657	22,251	-1.4%	40.1%
Depreciation and amortization	2,843	2,577	2,363	20.3%	10.3%
Impairment	-	-	-	-	-
Operating expenses	46,950	43,681	43,368	8.3%	7.5%
CorpBanca's operating expenses increased by 4.1%YoY, lower than inflation, and decreased by 16.3% QoQ. This QoQ decrease is mainly due to the Ch$21.8 billion fine imposed by the SBIF which, as instructed by the SBIF, had to be fully recognized as an administrative expense in 4Q 2015.
Regarding BIC, operating expenses increased by 8.3%YoY and by 7.5% QoQ due to the increase in bonuses and severances related to the merger process.

Consolidated Tax Expenses
On a YoY basis, tax expenses' increase is explained by higher tax rates and a higher Ch$ depreciation that results in a higher tax expense over our investment in Colombia which despite of been made in COP, for tax purposes is considered to be in US dollars (as detailed in footnote 3 on page 5) this impact is offset by the losses on the fiscal hedge as previously mentioned on page 6, which at the same time lead to lower tax expenses.
On a YoY basis, tax expenses' increase is explained by higher tax rates partly offset by a higher CLP appreciation that results in a lower tax expense over our investment in Colombia which despite of been made in COP, for tax purposes is considered to be in US dollars (as detailed in footnote 2 on page 4) this impact is offset by the losses on the fiscal hedge as previously mentioned on page 7.
BIC income tax expenses decreased 74.0% YoY QoQ and increased 5.8% QoQ.

Itaú CorpBanca	8

Management Discussion & Analysis	Executive Summary

III) Consolidated Assets and Liabilities

Pro forma Consolidated Loan portfolio (1) (2)

	As of			Change (%)
(Expressed in million of Chilean peso)	31-Mar-16	31-Dic-15	31-Mar-15	Mar-16/Mar-15	Mar-16/Dic-15

Wholesale lending	15,233,881	15,390,109	14,580,108	4.5%	-1.0%
Chile	11,719,249	11,827,427	11,003,738	6.5%	-0.9%
Commercial loans	10,122,784	10,150,654	9,304,118	8.8%	-0.3%
Foreign trade loans	902,268	950,659	986,979	-8.6%	-5.1%
Leasing and factoring	694,197	726,114	712,641	-2.6%	-4.4%
Colombia	3,514,632	3,562,682	3,576,370	-1.7%	-1.3%
Commercial loans	2,968,228	3,032,607	3,072,854	-3.4%	-2.1%
Foreign trade loans	-	-	-	-	-
Leasing and factoring	546,404	530,075	503,516	8.5%	3.1%
Retail lending	6,205,160	6,244,004	6,030,917	2.9%	-0.6%
Chile	4,603,302	4,598,472	4,410,618	4.4%	0.1%
Consumer loans	1,313,828	1,322,532	1,263,363	4.0%	-0.7%
Residential mortgage loans	3,289,474	3,275,940	3,147,255	4.5%	0.4%
Colombia	1,601,858	1,645,532	1,620,299	-1.1%	-2.7%
Consumer loans	1,108,113	1,143,678	1,129,775	-1.9%	-3.1%
Residential mortgage loans	493,745	501,854	490,524	0.7%	-1.6%
TOTAL LOANS	21,439,041	21,634,113	20,611,025	4.0%	-0.9%
Chile	16,322,551	16,425,899	15,414,356	5.9%	-0.6%
Colombia	5,116,490	5,208,214	5,196,669	-1.5%	-1.8%
(1)	Pro forma considers CorpBanca and BIC excluding merger effects.
(2)	Contingent loans under IFRS are not considered part of the loan portfolio.
Our total pro forma loan portfolio increased by 4.0% YoY and decreased by 0.9%QoQ. These trends are highly impacted by the negative translation effect COP/Ch$ for consolidation purposes. When considered separately our Chilean and Colombian loan portfolios in their relevant currencies, total loans in Chile increased 5.9% YoY and decreased 0.7% QoQ and total loans in Colombia increased by 7.6% YoY and 1.2% QoQ. Last quarters have shown a slower pace, though the strategy has been to focus only in segments with a higher risk-adjusted profitability.
When analyzing the loan portfolio by segments, retail lending in Chile increased by 4.4% YoY and by 0.1% QoQ, reflecting the impact of a significant lower pace in residential mortgage loans, where the bank continue to focus on loans with loan-to-values (LTV) below 80% at origination. In Colombia, retail loans increased 8.1% YoY and 0.3% QoQ when measured in COP. Wholesale lending in Chile increased 6.5% YoY and decreased 0.9% QoQ and in Colombia increased 7.4% YoY and increased 1.6% QoQ in its local currency reflecting the current economic environment. These trends show that our loan portfolio grew in all segments in Colombia in 2016, however, at a slower pace when compared to 2015.
According to the SBIF, our pro forma market share in Chile, on an unconsolidated basis, was 12.1% in March 31, 2016, reflecting a decrease of 54 bp compared to March 31, 2015. In Colombia, the current economic environment has impacted our market share more than the ongoing integration process related to the Helm Bank merger, reaching 6.1% as of December 30, 2015, according to the Colombian Financial Superintendence (Superintenencia Financiera de Colombia or SFC).

Pro forma(1) Consolidated Securities Portfolio

	As of			Change (%)
(Expressed in million of Chilean peso)	31-Mar-16	31-Dic-15	31-Mar-15	Mar-16/Mar-15	Mar-16/Dic-15
Trading investments	569,031	341,664	546,636	4.1%	66.5%
Available-for-sale investments	2,142,850	2,437,298	1,746,526	22.7%	-12.1%
Held-to-maturity investments	166,395	170,191	203,357	-18.2%	-2.2%
Total Financial Investments	2,878,276	2,949,153	2,496,519	15.3%	-2.4%
(1)	Pro forma considers CorpBanca and BIC excluding merger effects.
Our total financial investments portfolio increased 15.3% YoY and decreased 2.4% QoQ. Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to fixed income securities acquired to generate gains from short-term price fluctuations or brokerage margins. Trading instruments are stated at fair value.

Itaú CorpBanca	9

Management Discussion & Analysis	Executive Summary

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. On a consolidated basis, we currently have a small portfolio of held-to-maturity investments, allocated in Colombia. All other financial investment securities are classified available-for-sale. Investment securities are initially recognized at cost, which includes transaction costs. Securities available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.
In addition to regulatory liquidity risk controls, we have also set internal liquidity limits, in order to safeguard the bank's payment capacity in the event of illiquid conditions. We have also established a minimum for our securities portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources. As part of our policy, we have developed two internal liquidity models:
1.
Minimum Liquidity Requirement: In order to ensure that the bank will permanently hold enough liquid assets to meet all payments derived from obligations to third parties over the next three days, we set a limit on the minimum amount of liquid assets to be held on a daily basis.

2.
Liquidity Coverage Ratio (LCR): We seek to ensure that, even under adverse conditions, we have access to the funds necessary to cover customers' needs and maturing liabilities. The purpose of the LCR model is to evaluate our funding capacity assuming a hypothetical scenario of illiquidity. The LCR is based on a stress scenario which assumes that an unusually large proportion of liabilities would be withdrawn over the next 20 days according with a stressed volatility and liquid assets will have to cover excess requirements.

Pro forma(1) Consolidated Funding

	As of			Change (%)		Breakdown (%)
(Expressed in million of Chilean peso)	31-Mar-16	31-Dic-15	31-Mar-15	Mar-16/Mar-15	Mar-16/Dic-15	31-Mar-16	31-Dic-15	31-Mar-15
Demand deposits
Time deposits and saving accounts	5,244,363	5,412,968	4,758,548	10.2%	-3.1%	20.7%	21.5%	20.4%
Investments sold under repurchase agreements	12,094,627	12,448,176	12,124,029	-0.2%	-2.8%	47.8%	49.6%	51.9%
Mortgage finance bonds	776,629	304,358	480,950	61.5%	155.2%	3.1%	1.2%	2.1%
Bonds	98,323	105,022	123,771	-20.6%	-6.4%	0.4%	0.4%	0.5%
Subordinated bonds	3,595,753	3,598,491	2,954,530	21.7%	-0.1%	14.2%	14.3%	12.6%
Interbank borrowings	1,008,491	1,028,376	984,098	2.5%	-1.9%	4.0%	4.1%	4.2%
Foreign borrowings	30,354	35,744	32,041	-5.3%	-15.1%	0.1%	0.1%	0.1%
(1)	Pro forma considers CorpBanca and BIC excluding merger effects.
Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. The funding structure in the period of time analyzed in this report remained stable; the limited changes are mostly related to debt maturity profile and debt placements.
During the last twelve months CorpBanca successfully placed senior notes in the local market. Between July and September 2015, issued Ch$3.5 billion and UF 1.64 billion senior notes in local market, to refinance part of debt maturity profile and fund loan growth. Additionally, on September 2015, CorpBanca prepaid a syndicated loan facility for US$490 million due on October 2015 and obtained a new facility for US$315 million due in April 2017 in line with our strategy to diversify funding sources, strengthen liquidity and financed commercial activities.

Additionally, it is important to note that Itaú CorpBanca successfully placed a senior bond in the local market in April 2016 being its first issuance after the merger in the following terms:

Ranking	Senior unsecured
Issue rating	AA (Feller Rate / Humphreys)
Size	Ch$40 billion
Coupon	5.00%
Issue price	99%
Yield	5.28%
Benchmark (BCP5)	4.10% due 2021
Spread vs. Benchmark	118 bps
Maturity	September 2021

Itaú CorpBanca	10

Management Discussion & Analysis	Executive Summary

Pro forma(1) Consolidated Shareholders' Equity and Regulatory Capital

	Quarter ended			Change (%)
(Expressed in million of Chilean peso)	31-Mar-16(2)	31-Dic-15	31-Mar-15	Mar-16/Mar-15	Mar-16/Dic-15
Equity
Capital	2,708,056	1,126,128	1,126,128	34.9%	34.9%
Reserves	448,878	912,328	895,929	7.7%	5.7%
Valuation adjustment	80	(215,284)	(147,298)	49.9%	2.6%
Retained Earnings	3,069
Retained earnings or prior periods		-	282,707	-65.4%	-
Income for the period		306,107	53,678	-	-
Minus: Provision for mandatory dividend		(153,054)	(62,692)	-95.1%	-98.0%
Attributable to Bank shareholders	3,160,083	1,976,225	2,148,452	8.8%	18.3%
Non-controlling interest	283,613	313,916	315,652	-2.4%	-1.9%
Total Equity	3,443,696	2,290,141	2,464,104	7.4%	15.5%
Quarterly RoAE (3)		15.1%	8.9%
YTD RoAE(3)		13.7%	8.9%
(1)	Except otherwise stated, pro forma considers CorpBanca and BIC excluding merger effects.
(2)	March 2016 's results consider merger effects and include:
a.	CorpBanca Tier I capital[1] as of March 31, 2016.
b.	BIC Tier I capital [1]as of March 31, 2016, including US$553MN of capital increase on March 22, 2016 (679.70 Ch$ / US$).
c.	Corresponding adjustments from merger effects of the business combination based on pro forma balance sheet.
(3)	Annualized figures.
As of March 31, 2016, according to the SBIF, on a pro forma basis, Itaú CorpBanca was the third largest bank in Chile, based on equity (Ch$3,443.7 billion, or US$4.7 billion, as of March 31, 2016). After the merger, we have 512,406,760.1 thousand shares outstanding and a market capitalization of Ch$3,147.2 billion, or US$4.7 billion, (based on a share price of Ch$6.142 peso per share) as of the day of the merger on April 1, 2016.

Pro forma(1) Consolidated Capital Adequacy

	Quarter ended			Change (%)
(Expressed in million of Chilean peso)	Mar-16(3)	Dic-15(2)	Mar-15	Mar-16/Mar-15	Mar-16/Dic-15
TIER I Capital (Core Capital)	3,160,084	1,976,226	2,148,452	8.8%	18.3%
TIER II Capital	96,290	561,512	699,596	-22.4%	-3.3%
Regulatory Capital	3,256,374	2,537,737	2,848,048	1.1%	13.5%
Risk Weighted Assets	25,033,383	24,787,411	24,157,895	3.4%	0.8%
TIER I (Core Capital) Ratio(4)	12.6%	8,0%	8,9%
BIS Ratio(5)	13.0%	10,2%	11,8%
(1)	Except otherwise stated, pro forma considers CorpBanca and BIC excluding merger effects.
(2)
CorpBanca paid its annual 2015 dividend of Ch$0.3321397925/share in Chile on March 13, 2015 (equivalent to a payout ratio of 50%) and additionally paid a special dividend of Ch$0.704728148/share on July 1, 2015. For purposes of capital requirements, annual dividends are provisioned at the current dividend policy rate set by the shareholders meeting in 2011 (50%).

(3)	March 2016 do consider merger effects and includes:
a.	CorpBanca Tier I capital[1] as of March 31, 2016.
b.	Banco Itaú Chile (BIC) Tier I capital [1]as of March 31, 2016, including US$553MN of capital increase on March 22, 2016 (679.70 CLP / USD).
c.	Corresponding adjustments from merger effects of the business combination based on pro forma balance sheet.
(4)	Tier I Capital = Basic Capital, according to SBIF BIS I definitions.
(5)	BIS ratio = Patrimonio efectivo / RWA , according to SBIF BIS I definitions
On January 29, 2014 Itaú Unibanco Holding S.A. ("Itaú Unibanco"), Banco Itaú Chile, CorpBanca, Inversiones Corp Group Interhold Limitada ("CGI") and Inversiones Gasa Limitada (together with CGI, "CorpGroup") entered into an agreement, regarding the following matters:
i.	The merger of Banco Itaú Chile with and into CorpBanca, with CorpBanca as the surviving legal entity, renamed "Itaú-CorpBanca";
i.	the control of Itaú-CorpBanca by Itaú Unibanco;
ii.	a Shareholders' Agreement, to be signed by Itaú Unibanco and CorpGroup; and
iii.	the control of CorpBanca's and Itaú Unibanco's Colombian entities, by Itaú CorpBanca, among other matters.
In the extraordinary shareholders' meetings held on June 26 and 30, 2015, respectively, the shareholders' of both, CorpBanca and Banco Itaú approved the proposed merger.
Once the merger was consummated, the combined capital ratios improved significantly boosted by pre merger TIER I capital of Banco Itaú Chile including a capital injection of US$553 million in March 2, 2016. Furthermore, the shareholders' agreement between CorpGroup and Itaú Unibanco

Itaú CorpBanca	11

Management Discussion & Analysis	Executive Summary

contemplates a strict policy regarding minimum capital levels of the merged bank, requiring the maximum between 1.2x above the regulatory minimum and the average of the three largest banks. Under the Chilean General Banking Act, current definitions of capital requirements and risk-weighted assets (RWA), the pro forma BIS Ratio achieved a 13% as of March 31, 2016 along with a TIER one Ratio in 12.6%.
The Chilean Ministry of Finance, the Central Bank of Chile and the SBIF have announced a new bill amending current laws in order to align Chilean regulation for capital requirements to Basel II/III standards and it is expected a 6-year period for gradual implementation.

BIS Ratio & TIER I capital

* Pro forma estimated by company management, based on March 31, 2016 pro forma balance sheet, which includes:
a)	CorpBanca Tier I capital[1] as of March 31, 2016.
b)	Banco Itaú Chile (BIC) Tier I capital [1]as of March 31, 2016, including US$553MN of capital increase on March 22, 2016 (679.70 CLP / USD).
c)	Corresponding adjustments from merger effects of the business combination based on pro forma balance sheet.
1- Tier I Capital = Basic Capital, according to SBIF BIS I definitions.
2 - BIS ratio = Patrimonio efectivo / RWA, according to SBIF BIS I definitions
Note: Figures converted to US dollars at a rate of 694.77 CLP/USD (as of February 29, 2016) and 667.08 CLP/USD (as of March 31, 2016), respectively.

IV) Ownership Structure and Share Performance

Ownership structure

After the merger was completed on April 1st, 2016, Itaú CorpBanca is being controlled by Itaú Unibanco S.A. As of April 30, 2016 shareholders structure was as follows:

1-  Includes 802,125,023 shares owned by Saga that are under custody

Itaú CorpBanca	12

Management Discussion & Analysis	Executive Summary

ADR Price Evolution and Local Share Price Evolution

Average daily traded volumes 12 months ended March 31, 2016
(US$ million)

ADR Price

As of 3/31/2016	US$13.75
Maximum (LTM)	US$18.78
Minimum (LTM)	US$10.87

Local Share Price
3/31/2016	Ch$6.126
Maximum (LTM)	Ch$7.903
Minimum (LTM)	Ch$5.197

Itaú CorpBanca	13

Management Discussion & Analysis	Executive Summary

ITAUCORP vs IPSA Index
(Base 100 = 12/26/2008)

200.26
168.03
ITAUCORP
IPSA
26/12/2008
26/03/2009
26/06/2009
26/09/2009
26/12/2009
26/03/2010
26/06/2010
26/09/2010
26/12/2010
26/03/2011
26/06/2011
26/09/2011
26/12/2011
26/03/2012
26/06/2012
26/09/2012
26/12/2012
26/03/2013
26/06/2013
26/09/2013
26/12/2013
26/03/2014
26/06/2014
26/09/2014
26/12/2014
26/03/2015
26/06/2015
26/09/2015
26/12/2015
26/03/2016

Market capitalization	US$2.1 billion

P/E (LTM)	15.33
P/BV	1.43
Dividend yield*	5.3%

* Based on closing price on the day the dividend payment was announced.

Dividends

The following table shows dividends per share distributed during the past five years:

Charge to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Distributed Income (Ch$mn)	Peso per Share (Ch$ of each year)
2011	2012	122,849	100%	122,849	0.4906940357
2012	2013	120,080	50%	60,040	0.1764023878
2013	2014	155,093	57%	88,403	0.2597360038
2014	2015	226,093	50%	113,047	0.3321397925
Retained Earnings	2015	239,860	100%	239,860	0.7047281480
2015	2016	201,771	50%	100,886	0.2964098300
2015	2016	201,771	UF 124,105	3,197	0.0093918800

Itaú CorpBanca (former CorpBanca) paid its annual dividend of Ch$0.3321397925/share in Chile on March, 13, 2015, equivalent to a payout ratio of 50% and to a dividend yield of 4.4%, as well as an increase of 27.9% compared to the dividend paid in 2014.  Additionally, Itaú CorpBanca (former

Itaú CorpBanca	14

Management Discussion & Analysis	Executive Summary

CorpBanca) paid a special dividend of Ch$0.704728148/share on July 1, 2015. Pending UF 124,105 of the special dividend distribution were paid on March 2016.
For purposes of capital requirements, annual dividends are provisioned at the current dividend policy rate set by the shareholders meeting in 2011 (50%).

V) Credit Risk Ratings

International credit risk ratings

On a global scale, Itaú CorpBanca is rated by two world-wide recognized agencies: Moody´s Investors Service and Standard & Poor´s Ratings Services.

On April 28, 2016, Moody´s Investors Service (Moody's) upgraded to 'A3' from 'Baa3' following the merger of Banco Itaú Chile with and into CorpBanca on April 1, 2016.

Moody´s	Rating
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Stable

On April 7, 2016, Standard & Poor´s Ratings Services (S&P) Placed Itaú CorpBanca's 'BBB/A-2' on 'Watch Positive' following the completion of merger of Banco Itaú Chile with and into CorpBanca

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB
Short-term issuer credit rating	A-2
CreditWatch	Positive

Local Credit risk ratings

On a national scale, CorpBanca is rated by Feller Rate, International Credit Rating Chile and Humphreys.

On April 1, 2016, Feller Rate Affirmed local ratings in 'AA' following the completion of merger of Banco Itaú Chile with and into CorpBanca. Outlook was confirmed as 'Stable'.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

On April 24, 2016, Humphreys Affirmed local ratings in 'AA' following the completion of merger of Banco Itaú Chile with and into CorpBanca. Outlook was confirmed as 'Stable'.

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Itaú CorpBanca	15

Management Discussion & Analysis	Executive Summary

VI.1) CorpBanca | Quarterly Consolidated Income Statements (unaudited)

	For the three months ended				Change (%)
	31-Mar-16	31-Mar-16	31-Dec-15	31-Mar-15	Mar.16/ Mar.15	Mar.16/ Dec.15
	US$ thousand	Ch$ million

Interest income	485,189	323,660	338,850	268,976	20.3%	-4.5%
Interest expense	(283,195)	(188,914)	(180,286)	(143,774)	31.4%	4.8%
Net interest income	201,994	134,746	158,564	125,202	7.6%	-15.0%

Fee and commission income	60,327	40,243	53,717	47,786	-15.8%	-25.1%
Fee and commission expense	(16,914)	(11,283)	(12,189)	(11,207)	0.7%	-7.4%
Net fee and commission income	43,413	28,960	41,528	36,579	-20.8%	-30.3%

Net income from financial operations	(68,119)	(45,441)	95,579	67,528	-	-
Foreign exchange profit (loss), net	60,978	40,677	(60,092)	(17,793)	-	-
Total financial transactions, net	(7,142)	(4,764)	35,487	49,735	-	-
Other operating income	(5,918)	(3,948)	2,789	8,559	-	-
Net operating profit before loan losses	232,347	154,994	238,368	220,075	-29.6%	-35.0%

Provision for loan losses (1)	(153,767)	(102,575)	(41,044)	(38,970)	163.2%	149.9%

Net operating profit	78,580	52,419	197,324	181,105	-71.1%	-73.4%

Personnel salaries and expenses	(75,172)	(50,146)	(50,603)	(50,202)	-0.1%	-0.9%
Administrative expenses	(85,390)	(56,962)	(78,610)	(51,561)	10.5%	-27.5%
Depreciation and amortization	(15,169)	(10,119)	(10,672)	(10,806)	-6.4%	-5.2%
Impairment	(25)	(17)	(114)	(11)	54.5%	-85.1%
Operating expenses	(175,757)	(117,244)	(139,999)	(112,580)	4.1%	-16.3%

Operating income	(97,177)	(64,825)	57,325	68,525	-	-

Income from investments in other companies	777	518	22	907	-42.9%	2254.5%
Income before taxes	(96,401)	(64,307)	57,347	69,432	-	-

Income tax expense	57,713	38,499	(10,289)	(22,239)	-	-

Net income from ordinary activities	(38,688)	(25,808)	47,058	47,193	-	-

Net income from discontinued operations	-	-	-	-	-	-

Net income attributable to:	(38,688)	(25,808)	47,058	47,193	-	-
Minority interest	(388)	(259)	(4,111)	(7,504)	-96.5%	-93.7%
Net income attributable to shareholders	(39,076)	(26,067)	42,947	39,689	-	-

(1) Includes provision for contingent loans and net of loan loss recoveries.

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Management Discussion & Analysis	Executive Summary

VI.2) Banco Itaú Chile | Quarterly Consolidated Income Statements (unaudited)

	For the three months ended				Change (%)
	31-Mar-16	31-Mar-16	31-Dec-15	31-Mar-15	Mar.16/ Mar.15	Mar.16/ Dec.15
	US$ thousand	Ch$ million

Interest income	182,554	121,778	128,072	91,107	33.7%	-4.9%
Interest expense	(102,580)	(68,429)	(76,512)	(44,651)	53.3%	-10.6%
Net interest income	79,974	53,349	51,560	46,456	14.8%	3.5%

Fee and commission income	26,415	17,621	20,595	21,649	-18.6%	-14.4%
Fee and commission expense	(3,829)	(2,554)	(2,497)	(2,551)	0.1%	2.3%
Net fee and commission income	22,586	15,067	18,098	19,098	-21.1%	-16.7%

Net income from financial operations	11,185	7,461	13,808	(11,339)	-	-46.0%
Foreign exchange profit (loss), net	(7,134)	(4,759)	9,593	19,110	-	-
Total financial transactions, net	4,050	2,702	23,401	7,771	-65.2%	-88.5%
Other operating income	(3,635)	(2,425)	(2,738)	(1,852)	30.9%	-11.4%
Net operating profit before loan losses	102,976	68,693	90,321	71,473	-3.9%	-23.9%

Provision for loan losses (1)	(21,952)	(14,644)	(8,059)	(10,443)	40.2%	81.7%

Net operating profit	81,023	54,049	82,262	61,030	-11.4%	-34.3%

Personnel salaries and expenses	(33,231)	(22,168)	(25,447)	(18,754)	18.2%	-12.9%
Administrative expenses	(32,888)	(21,939)	(15,657)	(22,251)	-1.4%	40.1%
Depreciation and amortization	(4,262)	(2,843)	(2,577)	(2,363)	20.3%	10.3%
Impairment	-	-	-	-	-	-
Operating expenses	(70,381)	(46,950)	(43,681)	(43,368)	8.3%	7.5%

Operating income	10,642	7,099	38,581	17,662	-59.8%	-81.6%

Income from investments in other companies	-	-	32	12	-100.0%	-100.0%
Income before taxes	10,642	7,099	38,613	17,674	-59.8%	-81.6%

Income tax expense	(1,438)	(959)	(906)	(3,683)	-74.0%	5.8%

Net income from ordinary activities	9,204	6,140	37,707	13,991	-56.1%	-83.7%

Net income from discontinued operations	-	-	-	-	-	-

Net income attributable to:
Minority interest	(3)	(2)	(2)	(2)	0.0%	0.0%
Net income attributable to shareholders	9,201	6,138	37,705	13,989	-56.1%	-83.7%

(1) Includes provision for contingent loans and net of loan loss recoveries.

Itaú CorpBanca	17

Management Discussion & Analysis	Executive Summary

VII) Pro forma1 Consolidated Balance Sheet (unaudited)

	As of				Change (%)
	31-Mar-16	31-Mar-16	31-Dec-15	31-Mar-15	Mar-16/Mar-15	Mar-16/Dec-15
	US$ thousand	Ch$ million
Assets
Cash and deposits in banks	3,658,035	2,440,202	1,482,566	1,300,966	87.6%	64.6%
Unsettled transactions	475,964	317,506	238,596	535,649	-40.7%	33.1%
Trading investments	853,018	569,031	341,664	546,636	4.1%	66.5%
Available-for-sale investments	3,212,283	2,142,850	2,437,298	1,746,526	22.7%	-12.1%
Held-to-maturity investments	249,438	166,395	170,191	203,357	-18.2%	-2.2%
Investments under resale agreements	52,198	34,820	34,967	111,684	-68.8%	-0.4%
Financial derivatives contracts	1,903,517	1,269,798	1,244,435	1,129,537	12.4%	2.0%
Interbank loans, net	449,771	300,033	551,227	599,522	-50.0%	-45.6%
Loans and accounts receivable from customers	32,138,636	21,439,041	21,634,113	20,611,025	4.0%	-0.9%
Loan loss allowances	(785,294)	(523,854)	(465,773)	(419,442)	24.9%	12.5%
Loans and accounts receivable from customers, net of loan loss allowances	31,353,341	20,915,187	21,168,340	20,191,583	3.6%	-1.2%
Investments in other companies	25,265	16,854	17,123	18,278	-7.8%	-1.6%
Intangible assets	1,109,678	740,244	717,073	763,177	-3.0%	3.2%
Property, plant and equipment	183,934	122,699	125,600	124,111	-1.1%	-2.3%
Current taxes	74,375	49,614	26,428	35,010	41.7%	87.7%
Deferred taxes	374,696	249,952	228,171	233,507	7.0%	9.5%
Other assets	919,546	613,411	600,058	482,407	27.2%	2.2%
Total Assets	44,895,059	29,948,596	29,383,737	28,021,950	6.9%	1.9%
	-	-	-	-
Liabilities
Deposits and other demand liabilities	7,861,670	5,244,363	5,412,968	4,758,548	10.2%	-3.1%
Unsettled transactions	388,258	258,999	131,818	440,220	-41.2%	96.5%
Investments sold under repurchase agreements	1,164,222	776,629	304,358	480,950	61.5%	155.2%
Time deposits and other time liabilities	18,130,699	12,094,627	12,448,176	12,124,029	-0.2%	-2.8%
Financial derivatives contracts	1,646,330	1,098,234	991,833	971,036	13.1%	10.7%
Interbank borrowings	3,682,696	2,456,653	2,187,185	1,924,528	27.6%	12.3%
Issued debt instruments	7,049,480	4,702,567	4,731,889	4,062,399	15.8%	-0.6%
Other financial liabilities	44,653	29,787	35,208	32,021	-7.0%	-15.4%
Current taxes	22,685	15,133	14,249	15,749	-3.9%	6.2%
Deferred taxes	337,914	225,416	242,188	277,495	-18.8%	-6.9%
Provisions	207,768	138,598	310,040	175,234	-20.9%	-55.3%
Other liabilities	393,014	262,172	283,684	295,637	-11.3%	-7.6%
Total Liabilities	40,929,391	27,303,178	27,093,596	25,557,846	6.8%	0.8%
Equity					-	-
Capital	2,277,000	1,518,941	1,126,128	1,126,128	34.9%	34.9%
Reserves	1,445,848	964,496	912,328	895,929	7.7%	5.7%
Valuation adjustment	(331,019)	(220,816)	(215,284)	(147,298)	49.9%	2.6%
Retained Earnings:
Retained earnings or prior periods	146,443	97,689	-	282,707	-65.4%	-
Income for the period	(29,875)	(19,929)	306,107	53,678	-	-
Minus: Provision for mandatory dividend	(4,601)	(3,069)	(153,054)	(62,692)	-95.1%	-98.0%
Attributable to bank shareholders	3,503,796	2,337,312	1,976,225	2,148,452	8.8%	18.3%
Non-controlling interest	461,873	308,106	313,916	315,652	-2.4%	-1.9%
Total Equity	3,965,668	2,645,418	2,290,141	2,464,104	7.4%	15.5%
Total Equity and Liabilities	44,895,059	29,948,596	29,383,737	28,021,950	6.9%	1.9%

(1)	Pro forma considers CorpBanca and Banco Itaú Chile., excluding merger effects.

Itaú CorpBanca	18

Management Discussion & Analysis	Executive Summary

VIII.1) CorpBanca Quarterly Consolidated Evolution Selected Performance Ratios (unaudited)

	As of and for the three months ended
	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16

Profitability
Net interest income / Avg. interest-earning assets(1)(2) (NIM LTM)	3.89%	3.77%	3.77%	3.71%	3.84%
Net interest income / Avg. interest-earning assets(1)(2) (NIM annualized)	3.09%	4.23%	3.87%	3.74%	3.19%
Net operating profit before loan losses / Avg. total assets(1)	4.36%	4.67%	5.17%	4.56%	2.95%
Net operating profit before loan losses / Avg. interest-earning assets(1)(2)	5.43%	5.80%	6.45%	5.62%	3.67%
RoAA (before taxes), over Avg. total assets(1)	1.37%	1.62%	2.18%	1.10%	-1.23%
RoAA (before taxes), over Avg. interest-earning assets(1)(2)	1.71%	2.01%	2.73%	1.35%	-1.52%
RoAE (before taxes)(1)(3)	17.97%	21.64%	34.70%	18.87%	-19.22%
RoAA, over Avg. total assets(1)	0.93%	1.24%	1.28%	0.90%	-0.49%
RoAA, over Avg. interest-earning assets(1)(2)	1.16%	1.54%	1.60%	1.11%	-0.61%
RoAE(1)(3)	9.46%	14.14%	17.33%	12.31%	-7.24%

Efficiency
Operating expenses / Avg. total assets(1)	2.23%	2.21%	2.18%	2.68%	2.24%
Operating expenses/ Avg. total loans(1)	3.15%	3.10%	3.10%	3.80%	3.19%
Operating expenses / Operating revenues	51.15%	47.19%	42.04%	58.68%	75.63%

Capitalization
Risk Weigthed Assets (Ch$ million)	17,149,965	17,442,229	17,649,991	17,451,302	17,561,388
TIER I Capital (Core capital) (Ch$ million)(4)	1,407,163	1,214,395	1,165,159	1,183,723	1,147,904
TIER II Capital (Ch$ million)	622,211	479,782	474,144	482,986	464,624
Regulatory Capital (Ch$ million)(4)	2,029,374	1,694,177	1,639,303	1,666,708	1,612,527
TIER I (Core capital) Ratio(4)	8.21%	6.96%	6.60%	6.78%	6.53%
BIS Ratio(4)	11.83%	9.71%	9.28%	9.54%	9.17%
Shareholders' equity / Total assets	8.59%	7.37%	7.04%	7.17%	6.91%
Shareholders' equity / Total liabilities	9.40%	7.96%	7.58%	7.72%	7.43%

Market information (period-end)
Diluted Earnings per share before taxes (Ch$ per share)	0.2040	0.2433	0.3358	0.1685	(0.1889)
Diluted Earnings per ADR before taxes (US$ per ADR)	0.4904	0.5716	0.7227	0.3558	(0.4248)
Diluted Earnings per share (Ch$ per share)	0.1166	0.1661	0.1839	0.1262	(0.0766)
Diluted Earnings per ADR (US$ per ADR)	0.2803	0.3902	0.3959	0.2665	(0.1722)
Total Shares Outstanding (Thousands)(4)	340,358,194,2	340,358,194,2	340,358,194,2	340,358,194,2	340,358,194,2
Ch$ exchange rate for US$1.0	623.96	638.47	696.86	710.32	667.08
COP exchange rate for Ch$1.0	0.2405	0.2454	0.2265	0.2266	0.2200
Quarterly UF variation	-0.02%	1.46%	1.45%	1.45%	0.71%
Monetary Policy Interest Rate in Chile(5)	3.00%	3.00%	3.00%	3.35%	3.50%
Monetary Policy Interest Rate in Colombia(5)	3.25%	4.00%	4.75%	5.75%	6.50%

(1) Annualized figures when appropriate.
(2) Interest-earning assets: Total loans and financial investments.
(3) Equity: Average equity attributable to shareholders excluding net income and accrual for mandatory dividends.
(4) During the second and first quarters 2012 and 2013, respectively, the bank increased its capital base.
(5) As of the end of the month.

Itaú CorpBanca	19

Management Discussion & Analysis	Executive Summary

	As of and for the three months ended
	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16

Asset quality
Risk Index (Loan loss allowances / Total loans )	2.19%	2.32%	2.38%	2.40%	2.84%
Prov. for loan losses / Avg. total loans(1)	1.09%	1.21%	1.15%	1.12%	2.79%
Prov. for loan losses / Avg. total assets(1)	0.77%	0.86%	0.81%	0.78%	1.96%
Prov. for loan losses / Net operating profit before loans losses	17.7%	18.4%	15.6%	17.2%	66.2%
Prov. for loan losses / Net income	82.6%	69.2%	62.9%	87.2%	-397.5%
PDL / Total loans(2)	0.60%	0.59%	0.72%	0.75%	0.75%
Coverage PDLs	363.2%	395.6%	328.6%	318.7%	376.2%
NPL / Total loans(3)	1.25%	1.28%	1.42%	1.37%	1.40%
Coverage NPLs	179.03%	184.86%	170.95%	172.44%	186.57%

Total NPLs(4) (Ch$ million)	169,329	178,508	195,175	196,806	197,905
NPLs Chile (Ch$ million)	119,247	116,834	124,571	127,558	124,967
NPLs Colombia (Ch$ million)	50,082	61,674	70,604	69,248	72,938

Total Loans(4) (Ch$ million)	13,572,250	13,962,608	13,757,159	14,810,136	13,816,804
Loans Chile (Ch$ million)	8,652,136	8,748,718	8,893,583	9,601,922	9,453,335
Loans Colombia (Ch$ million)	4,920,114	5,213,890	4,863,576	5,208,214	5,116,490

Total NPLs / Total Loans(4)	1.25%	1.28%	1.42%	1.33%	1.36%
NPLs Chile / Loans Chile	1.38%	1.34%	1.40%	1.33%	1.32%
NPLs Colombia / Loans Colombia	1.02%	1.18%	1.45%	1.33%	1.43%

Total LLR(4) (Ch$ million)	303,150	329,989	333,644	355,779	413,184
LLR Chile (Ch$ million)	113,212	118,733	123,748	128,979	172,648
LLR Colombia (Ch$ million)	189,938	211,255	209,897	226,800	240,536

Coverage Total NPL(4)	179.03%	184.86%	170.95%	180.78%	208.78%
Coverage NPL Chile	94.94%	101.63%	99.34%	101.11%	138.15%
Coverage NPL Colombia	379.25%	342.53%	297.29%	327.52%	329.78%

Total Write-offs (Ch$ million)	28,411	26,981	25,213	36,061	31,687
Write-offs Chile (Ch$ million)	10,861	11,253	10,401	10,838	12,273
Write-offs Colombia (Ch$ million)	17,550	15,728	14,812	25,223	19,414

(1) Annualized figures when appropriate.
(2) PDL: Past due loans; all installments that are more than 90 days overdue.
(3) NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.
(4) According to SBIF criteria for NPLs statistics, prior to October 2015, statistics for NPLs were presented on an unconsolidated basis, though they did not include local nor foreign subsidiaries' NPLs. Nevertheless, CorpBanca did include in its reports NPLs for CorpBanca Colombia using the same criteria, i.e., on an unconsolidated basis (only the banks in Chile and Colombia). These SBIF criteria changed in October 2015, though since 4Q 2015, statistics for NPLs are presented on a consolidated basis. In this context, also since 4Q 2015, CorpBanca's NPLs not only include CorpBanca Colombia's NPLs but also our New York Branch, Helm Bank Panamá and other local subsidiaries' NPLs when applicable. Therefore, 4Q 2015 NPLs and NPL ratios for CorpBanca and the Chilean Banking Industry are not fully comparable to prior quarters.

Itaú CorpBanca	20

Management Discussion & Analysis	Executive Summary

VIII.2) Banco Itaú Chile Quarterly Consolidated Evolution Selected Performance Ratios (unaudited)

	As of and for the three months ended
	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16

Profitability
Net interest income / Avg. interest-earning assets(1)(2) (NIM LTM)	1.35%	3.12%	4.62%	3.06%	3.17%
Net interest income / Avg. interest-earning assets(1)(2) (NIM annualized)	2.71%	3.53%	3.37%	2.81%	2.89%
Net operating profit before loan losses / Avg. total assets(1)	3.62%	4.43%	3.82%	4.30%	3.16%
Net operating profit before loan losses / Avg. interest-earning assets(1)(2)	4.17%	5.13%	4.41%	4.93%	3.72%
RoAA (before taxes), over Avg. total assets(1)	0.90%	1.84%	1.39%	1.84%	0.33%
RoAA (before taxes), over Avg. interest-earning assets(1)(2)	1.03%	2.13%	1.61%	2.11%	0.38%
RoAE (before taxes)(1)(3)	11.05%	21.57%	16.81%	23.56%	3.13%
RoAA, over Avg. total assets(1)	0.71%	1.44%	1.17%	1.79%	0.28%
RoAA, over Avg. interest-earning assets(1)(2)	0.82%	1.67%	1.36%	2.06%	0.33%
RoAE(1)(3)	7.71%	14.94%	12.67%	20.35%	2.55%

Efficiency
Operating expenses / Avg. total assets(1)	2.20%	1.95%	1.84%	2.08%	2.16%
Operating expenses/ Avg. total loans(1)	2.80%	2.47%	2.32%	2.62%	2.74%
Operating expenses / Operating revenues	60.68%	44.04%	48.06%	48.36%	68.35%

Capitalization
Risk Weigthed Assets (Ch$ million)	7,007,930	7,007,066	7,354,578	7,336,110	7,419,433
TIER I Capital (Core capital) (Ch$ million)(4)	741,289	763,017	775,225	792,503	794,076
TIER II Capital (Ch$ million)	77,385	77,540	78,633	78,526	78,463
Regulatory Capital (Ch$ million)(4)	818,673	840,557	853,858	871,029	872,539
TIER I (Core capital) Ratio(4)	10.57%	10.89%	10.54%	10.80%	10.70%
BIS Ratio(4)	11.68%	11.99%	11.61%	11.87%	11.76%
Shareholders' equity / Total assets	9.30%	9.57%	9.31%	9.34%	13.39%
Shareholders' equity / Total liabilities	10.25%	10.59%	10.26%	10.30%	15.46%

Market information (period-end)
Diluted Earnings per share before taxes (Ch$ per share)
Diluted Earnings per ADR before taxes (US$ per ADR)
Diluted Earnings per share (Ch$ per share)
Diluted Earnings per ADR (US$ per ADR)
Total Shares Outstanding (Thousands)
Ch$ exchange rate for US$1.0	623.96	638.47	696.86	710.32	667.08
COP exchange rate for Ch$1.0	0.2405	0.2454	0.2265	0.2266	0.2200
Quarterly UF variation	-0.02%	1.46%	1.45%	1.45%	0.71%
Monetary Policy Interest Rate in Chile(4)	3.00%	3.00%	3.00%	3.35%	3.50%

(1) Annualized figures when appropriate.
(2) Interest-earning assets: Total loans and financial investments.
(3) Equity: Average equity attributable to shareholders excluding net income and accrual for mandatory dividends.
 (4) As of the end of the month.

Itaú CorpBanca	21

Management Discussion & Analysis	Executive Summary

	As of and for the three months ended
	31-Mar-15	30-Jun-15	30-Sep-15	31-Dec-15	31-Mar-16

Asset quality
Risk Index (Loan loss allowances / Total loans )	1.66%	1.70%	1.69%	1.61%	1.61%
Prov. for loan losses / Avg. total loans(1)	0.67%	0.83%	0.75%	0.48%	0.86%
Prov. for loan losses / Avg. total assets(1)	0.53%	0.65%	0.59%	0.38%	0.67%
Prov. for loan losses / Net operating profit before loans losses	14.6%	14.7%	15.6%	8.9%	21.3%
Prov. for loan losses / Net income	74.6%	45.2%	50.7%	21.4%	238.5%
PDL / Total loans(2)	0.77%	0.80%	0.81%	0.74%	0.80%
Coverage PDLs	217.0%	212.4%	207.7%	217.79%	201.4%
NPL / Total loans(3)	1.33%	1.34%	1.47%	1.33%	1.49%
Coverage NPLs	124.87%	126.94%	115.04%	120.74%	107.91%

Total NPLs(4) (Ch$ million)	82,783	84,919	96,130	91,096	102,554
NPLs Chile (Ch$ million)	82,783	84,919	96,130	91,096	102,554
NPLs Colombia (Ch$ million)

Total Loans(4) (Ch$ million)	6,210,220	6,357,125	6,536,948	6,824,032	6,869,245
Loans Chile (Ch$ million)	6,210,220	6,357,125	6,536,948	6,824,032	6,869,245
Loans Colombia (Ch$ million)

Total NPLs / Total Loans(4)	1.33%	1.34%	1.47%	1.33%	1.49%
NPLs Chile / Loans Chile	1.33%	1.34%	1.47%	1.33%	1.49%
NPLs Colombia / Loans Colombia	-	-	-	-	-

Total LLR(4) (Ch$ million)	103,372	107,794	110,589	109,994	110,670
LLR Chile (Ch$ million)	103,372	107,794	110,589	109,994	110,670
LLR Colombia (Ch$ million)

Coverage Total NPL(4)	124.87%	126.94%	115.04%	120.74%	107.91%
Coverage NPL Chile	124.87%	126.94%	115.04%	120.74%	107.91%
Coverage NPL Colombia

Total Write-offs (Ch$ million)	14,408	11,250	11,121	11,580	16,253
Write-offs Chile (Ch$ million)	14,408	11,250	11,121	11,580	16,253
Write-offs Colombia (Ch$ million)

(1) Annualized figures when appropriate.
(2) PDL: Past due loans; all installments that are more than 90 days overdue.
(3) NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.
(4) According to SBIF criteria for NPLs statistics, prior to October 2015, statistics for NPLs were presented on an unconsolidated basis, though they did not include local nor foreign subsidiaries' NPLs. Nevertheless, CorpBanca did include in its reports NPLs for CorpBanca Colombia using the same criteria, i.e., on an unconsolidated basis (only the banks in Chile and Colombia). These SBIF criteria changed in October 2015, though since 4Q 2015, statistics for NPLs are presented on a consolidated basis. In this context, also since 4Q 2015, CorpBanca's NPLs not only include CorpBanca Colombia's NPLs but also our New York Branch, Helm Bank Panamá and other local subsidiaries' NPLs when applicable. Therefore, 4Q 2015 NPLs and NPL ratios for CorpBanca and the Chilean Banking Industry are not fully comparable to prior quarters.

Itaú CorpBanca	22

Management Discussion & Analysis	Executive Summary

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Press Release may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into CorpBanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.
These statements are based on the current expectations of Itaú CorpBanca's management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and CorpBanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú CorpBanca or its controlling shareholders expect; (4) the business of Itaú CorpBanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú CorpBanca; and (6) Itaú CorpBanca may be adversely affected by other economic, business, and/or competitive factors.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú CorpBanca's management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.
We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú CorpBanca's financial results is included from time to time in the "Risk Factors" section of Itaú CorpBanca's (formerly CorpBanca) Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC. Furthermore, any forward-looking statement contained in this Press Release speaks only as of the date hereof and Itaú CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Press Release are expressly qualified by this cautionary statement.

Itaú CorpBanca	23

Management Discussion & Analysis	Executive Summary

CONTACT INFORMATION:
Gabriel Moura
CFO. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2686-0558
IR@corpbanca.cl
Claudia Labbé
Head of Investor Relations. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2660-2555
claudia.labbe@corpbanca.cl
Nicolas Bornozis
President. Capital Link
New York. USA
Phone: (212) 661-7566
nbornozis@capitallink.com

Itaú CorpBanca	24